September 22, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F St., N.E.

Washington, D.C. 20549

Attention: Jennifer R. Hardy, Legal Branch Chief

RE:	SEC Comments Regarding the Preliminary Proxy Filed by Esmark Incorporated Amended August 24, 2006; File No. 0-50300

Dear Ms. Hardy,

On behalf of Esmark Incorporated (“Esmark”), we are providing the following responses to the Staff’s letter of comment dated September 6, 2006, with respect to Esmark’s Schedule 14A amended August 24, 2006.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the letter of comment, the text of which is copied below in bold for your reference. All page numbers refer to the page numbers contained in Esmark’s Schedule 14A containing revised preliminary proxy materials which is being filed today. A marked copy of the Schedule 14A showing changes is included with the hard copy of this letter being delivered to you today.

Wheeling-Pittsburgh’s preliminary proxy materials filed September 19, 2006 include a proposal, not included in the proxy materials for the 2005 Annual Meeting, to ratify the appointment of independent auditors. Esmark does not object to the ratification of independent auditors and has revised their preliminary materials to add this proposal to their materials as a new Proposal No. 2.

General

1.	Please disclose the information in your response to prior comment 2 as it appears to be material based upon your prior negotiations with Wheeling-Pittsburgh.

The requested disclosure has been added on page 8.

Background, page 2

2.	Briefly describe the material terms of the collective bargaining agreement with the USW.

The paragraph describing the tentative agreement on the collective bargaining agreement has been moved to pages 6 and 7 and the disclosure has been expanded to briefly describe the material terms.

3.	Please specify when the communications with Wheeling-Pittsburgh’s management took place after the September 23, 2005 letter from Esmark as well as the substance of those communications.

4.	Please disclose the specific terms of the September 23, 2005 offer and describe how Esmark modified its proposal on February 7. 2006 and April 7. 2006. Disclose the communications, if any, that occurred between these two modifications.

5.	Discuss in greater detail the April 24, 2006 meeting between representatives of Esmark and the board of Wheeling-Pittsburgh.

Esmark believes that the information requested by Comments 3, 4 and 5 should not be required for the following reasons:

(1) While Esmark has no reluctance to disclosing the level of detail suggested by the comments, it is concerned that Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh” or the “Company”) may assert that such disclosures constitute a breach of a confidentiality undertaking by which Esmark is bound. The Bouchard Group LLC, an affiliate of Esmark, entered into a confidentiality agreement with Wheeling-Pittsburgh in August 2005. The confidentiality agreement covers Esmark as an affiliate of The Bouchard Group LLC and governs the ability of Esmark to disclose certain information about the prior discussions between Esmark and WPC. The confidentiality agreement, among other things, provides that Esmark will not disclose the fact

“that discussions or negotiations are taking place between the Parties or any of the terms, conditions or other facts with respect to any such discussions or negotiations, including the status thereof.” (emphasis added)

While Wheeling-Pittsburgh itself has made public statements that disclose the existence of the prior discussions between Esmark and the Company and their subject matter in general terms, the disclosures that would be required in response to comments 3-5 would entail a level of detail and specific information that the Company has not seen fit to disclose. Accordingly, while Esmark believes it has valid arguments both that the confidentiality agreement should not apply to disclosures made in response to SEC comments and additionally that the public statements by Wheeling Pittsburgh constituted a waiver of these restrictions generally, Esmark has attempted to confine the discussion of its prior contacts with the Company to subject areas and the level of detail already made public by Wheeling-Pittsburgh, in order to avoid litigation with Wheeling-Pittsburgh that would further Wheeling-Pittsburgh’s on-going attempts to frustrate Esmark’s proposal.

(2) We do not believe, in any event, that a detailed description of the prior discussions between Esmark and the Company is material to shareholders at this point in time in connection with a vote addressed solely to an election of directors. As we have previously noted, in the event that, following the election of directors, the board of Wheeling-Pittsburgh and Esmark reach an agreement on the terms of a combination, then that transaction would be subject to a vote of the stockholders of Wheeling-Pittsburgh, which vote would be the subject of entirely new proxy materials complying with all of the disclosure requirements relevant to the combination transaction, including the details as to the background of the possible combination and all of Esmark’s prior contacts with the Company regarding the combination. Esmark believes that the proxy statement for a proposed combination with the company, rather than the proxy materials for the election of the directors of Wheeling-Pittsburgh, would be the appropriate place for further discussion of the background of the proposed transaction. (At that time, the provisions of the confidentiality agreement discussed under (1) above should not be an issue because the Company would have agreed to the combination and presumably would waive any restrictions on disclosure contained in that agreement.)

Reasons for Solicitation, page 3

6.	Please supplementally provide a copy of the referenced UBS research report.

A copy of the referenced report is being provided supplementally with the hard copy of this letter being delivered to you today.

7.	Expand the discussion under “Stronger Balance Sheet” to provide more information with regard to the intended change in management. To the extent you have identified members of the management team, please expand to name and describe them.

An expanded discussion of the management team has been included on page 6 under the heading “The Merger Proposal” and a cross-reference added in the discussion under “Stronger Balance Sheet.”

Proposal No. 4, page 9

8.	We reissue prior comment 17.

The discussion of Proposal No. 5 (previously Proposal No. 4) on page 14 has been revised to eliminate the statements referenced in prior comment 17.

Thank you very much for your prompt attention to these responses. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 202.857.1716.

Sincerely,

/s/ David H. Pankey
David H. Pankey

cc:	Mr. Craig Slivka, Staff Attorney
Mr. Ade Heyliger, Special Counsel

UBS Investment Research

Wheeling-Pittsburgh Corp.

Q2 Return to Profits More Than Priced In, Maintain Reduce 2

•	Cost pressure leads to expected loss

WPSC posted an EPS loss of $0.15, or a $0.65 loss excluding a one-off insurance gain of $7.3M, vs our expected $0.40 loss. Higher costs, up 14% y/y, outpaced better sales, up 9% y/y. Costs per ton fell y/y and should continue to fall as volumes improve.

•	Q2 guidance disappoints

Q2 sees a return to profits, but input costs should still weigh, and economies of scale should benefit more in H2 as production rises. A weaker mix will offset and raw materials cost pressure should somewhat offset higher volumes.

•	Operating improvements underway

WPSC discussed better operations at the new electric arc furnace, as Q1 utilization rose to 87%. It forecast shipments improving to 3.2M tons/yr vs 2.2M in ‘05. But we believe structurally uncompetitive costs will not be addressed until it shuts the blast furnace. Absent this or an acquisition we do not see upside to shares.

•	Valuation: No change to Reduce 2 rating, $17 target

WPSC’s long-awaited operating turnaround is proceeding slowly, which shares appear to have more than anticipated. We maintain our Reduce 2 rating at recent trading levels and we are not convinced of a buyer. Profits are a positive, but WPSC has yet to meaningfully improve its cost structure. Our $17 target is based on 5.5x forward 12-mo EV/EBITDA. WPSC’s 7.3x ‘06E EV/EBITDA is a premium to peers at 5.7x.

Highlights (US$m)	12/04	12/05	12/06E	12/07E	12/08E
Revenues	1,406	1,561	2,008	2,152	—
EBIT (UBS)	98	(24)	65	73	—
Net income (UBS)	62	(34)	35	42	—
EPS (UBS, US$)	4.42	(2.37)	2.30	2.65	—
Net DPS (UBS, US $)	0.00	0.00	0.00	0.00	—

Profitability & Valuation	5-yr hist. av.	12/05	12/06E	12/07E	12/08E
EBIT margin %	—	-1.6	3.2	3.4	—
ROIC (EBIT) %	—	-3.4	8.5	8.4	—
EV/EBITDA x	—	85.2	8.7	8.2	—
PE (UBS) x	—	-9.1	11.2	9.8	—
Net dividend yield %	—	0.0	0.0	0.0	—

Source: Company accounts, Thomson Financial, UBS estimates. UBS adjusted EPS is stated before goodwill-related charges and other adjustments for abnormal and economic items at the analysts’ judgement.

Valuations: based on an average share price that year, (E): based on a share price of US$25.85 on 09 May 2006 19:20 EDT

Timna Tanners	P.T. Luther
Analyst	Associate Analyst
timna.tanners@ubs.com	p-t.luther@ubs.com
+1-212-713 2927	+1-212-713 2481

Global Equity Research

Americas

Steel

Rating	Reduce 2
Unchanged
Price target	US$17.00
Unchanged
Price	US$25.85
RIC: WPSC.O BBG: WPSC US
9 May 2006

Trading data
52-wk. range	US$27.45-8.33
Market cap.	US$0.38bn
Shares o/s	14.7m
Free float	94%
Avg. daily volume (‘000)	454
Avg. daily value (US$m)	9.3

Balance sheet data 12/06E
Shareholders’ equity	US$0.32bn
P/BV (UBS)	1.2x
Net cash (debt)	(US$0.36bn )

Forecast returns
Forecast price appreciation	-34.2%
Forecast dividend yield	0.0%
Forecast stock return	-34.2%
Market return assumption	10.0%
Forecast excess return	-44.2%

EPS (UBS, US$)

	12/06E			12/05
	From	To	Cons.	Actual
Q1	(0.40)	(0.15)	(0.40)	0.56
Q2E	0.88	0.51	0.88	0.18
Q3E	1.10	1.33	1.10	(1.47)
Q4E	0.67	0.64	0.67	(1.61)

12/06E	2.25	2.30	2.25
12/07E	2.25	2.65	2.25

Performance (US$)

Source: UBS

www.ubs.com/investmentresearch

This report has been prepared by UBS Securities LLC

ANALYST CERTIFICATION AND REQUIRED DISCLOSURES BEGIN ON PAGE 6

UBS does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of UBS in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.ubs.com/independentresearch or may call +1 877-208-5700 to request a copy of this research.

1

Wheeling-Pittsburgh Corp. 9 May 2006

Q2 Return to Profit More Than Fairly Valued

Wheeling-Pittsburgh posted Q1 EPS of a $0.15 loss, or $0.65 excluding a $0.50 gain from a one-off insurance recovery, vs our $0.40 loss estimate. As expected, fixed natural gas hedges hurt the quarter somewhat as did higher raw material costs.

An 8% improvement in volumes in Q2 and about a $25/ton price increase should return the company to profitability, although less than we had expected as input costs continue to weigh. The company guided to a rough $10.5-$11M ton operating profit, versus our previous $25M estimate. We have lowered our outlook to $14.5M, which equates to $0.51 EPS, as we think guidance may have been conservative regarding rising prices.

On its conference call, the company spoke positively about its better volumes and about its ability to incrementally lower costs. We are encouraged by the gradual progress on better EAF efficiencies, but believe improving operating performance is more than fully valued in shares that are trading at a hefty premium to peers. Shares appear to be trading at an M&A multiple, yet the most vocal M&A interest has publicly expressed interest in just a stake or contract rather than purchase of WPSC.

Acquisition Update?

The company declined to comment further on its press release from Friday, May 5, in which it disclosed its discussions with Brazilian CSN regarding a possible alliance. This alliance could include CSN taking a stake in WPSC, or entering into a long-term contract, or other activity, it said. Management did discuss the high costs of its blast furnace operations and the benefits of outside slab purchases, however, which we think hints at the type of raw materials supply deal it would seek.

WPSC said it would look to buy nearly 450K tons of slabs to re-roll at its facility for its own use or tolling in 2006. Re-rolling slabs should allow for production costs at a significant discount to its blast furnace operations, in our view, with slabs from overseas at approximately $390/ton. Conversion and transport costs roughly estimated at $100-$150/ton would imply a $490-$540/ton cost of hot-rolled coil (HRC) production. This compares with North American peers at about $400/ton for HRC, but appears to be an improvement from its existing blast furnace costs. WPSC’s Q1 costs of $658/ton are not a perfect comparison base because of the two-thirds of its mix that is value-add, but it gives an idea of WPSC’s higher costs.

UBS 2

Wheeling-Pittsburgh Corp. 9 May 2006

Other issues

•	Capacity rising. WPSC management indicated output could rise to 3.4M annualized tons with its new hot-strip mill roll changers. We assume 3.1M tons of production in 2007 for conservatism and to reflect typical necessary downtime and seasonality issues. This compares with 2.2M tons in 2005.

•	Coke asset repairs. WPSC said it would expect its coke oven repairs to be complete by October 2006 and to yield a $35/ton conversion cost benefit. However, we would note WPSC’s main coal-supply contract is scheduled to be reopened later in 2006, which at current market conditions would yield a higher coal cost. The net benefit is consequently difficult to gauge.

•	Costs. Natural gas prices should decline to $10.50/BCF in Q2 2006 from about $13-$14 in Q1, management said. It has locked in about 25% of Q3 needs at $8.50-$9. It forecast a small increase in iron ore prices in Q2, which will negatively impact costs. We continue to expect that the company’s scrap mix can shift to lower quality, lower cost grades as WPSC continues to move up the learning curve with its electric arc furnace.

Changes to our Model

The most significant change to our forecasts is a higher shipped ton assumption in 2007, to 3.1M tons vs a prior 2.8M tons. EPS rises to $2.65 vs $2.25 in ‘07 and to $2.30 from $2.25 in ‘06.

Table 1: Wheeling-Pittsburgh Income Statement

(in min$, except per share data)	2003	2004	2005	Q106E	Q206E	Q306E	Q406E	2006E	2007E
Net sales	967.30	1,405.79	1,560.51	436.98	492.68	540.62	537.60	2,007.88	2,152.26
COGS (excl. depreciation)	(959.78)	(1,206.77)	(1,479.47)	(408.12)	(450.95)	(480.43)	(491.47)	(1,830.97)	(1,961.92)
Depreciation	(50.36)	(33.43)	(33.98)	(8.31)	(9.24)	(9.30)	(9.31)	(36.16)	(37.35)
Depreciation as % of PPE				-1.49%	-1.6%	-1.6%	-1.6%
Gross profit	(42.84)	165.59	47.06	20.55	32.49	50.89	36.82	140.75	152.99
Gross margin	-4%	12%	3%	5%	7%	9%	7%	7%
SG&A	(53.47)	(67.26)	(71.55)	(20.65)	(17.98)	(18.11)	(19.35)	(76.10)	(79.99)
SG&A margin	-5%	-6.0%	-6.4%	-4.7%	3.7%	3.4%	3.6%	-7%	5%
Reorg fees & other expenses	(8.11)	—
Operating result	(104.42)	98.33	(24.50)	(0.10)	14.51	32.78	17.47	64.66	73.00
Operating margin	-9%	9%	-2%	0%	1%	3%	2%	6%	7%
EBITDA	(54.06)	131.76	9.49	8.21	23.75	42.08	26.78	100.82	110.35
EBITDA margin	-5%	9%	1%	1%	2%	4%	2%	9%	10%
EBITDA/ton shipped	(24.37)	61.99	4.38	13.23	35.45	58.04	35.71	36.45	35.71
Interest expense	(19.40)	(19.78)	(21.83)	(6.15)	(6.36)	(6.37)	(6.27)	(25.15)	(22.20)
Other income (expense)	7.58	17.52	11.84	2.82	3.17	3.48	3.46	12.94	13.87
Income before taxes	(116.24)	96.07	(34.49)	(3.43)	11.32	29.90	14.67	52.45	64.66
Tax provision/benefit	0.63	(33.61)	0.07	—	(3.85)	(10.16)	(4.99)	(19.00)	(22.63)
Tax rate	-1%	-35%	0%	0.0%	-34.0%	-34.0%	-34.0%	-36%	-35%
Minority interest in loss of consolidated subsidiary			0.58	1.32	—	—	—	1.32	—
Net income	(23.69)	62.47	(33.83)	(2.11)	7.47	19.73	9.68	34.77	42.03
Basic earnings (loss)/shr		4.49	(2.37)	(0.15)	0.51	1.34	0.65	2.33
Dil earnings (loss)/shr	(4.10)	4.42	(2.37)	(0.15)	0.51	1.33	0.64	2.30	2.65
Adjusted net earnings per share	(4.10)	4.42	(2.37)	(0.65)	0.51	1.33	0.64	2.30	2.65
Basic shares	NM	13.92	14.3	14.5	14.5	14.7	14.9	14.9	15.7
Diluted shares	9.50	14.15	14.3	14.5	14.7	14.9	15.1	15.1	15.9

Source: Company reports, UBS estimates

UBS 3

Wheeling-Pittsburgh Corp. 9 May 2006

Valuation – Tracking Operating Profits not M&A

Perhaps unlike other approaches, our valuation looks at operating results and balance sheet leverage, specifically EV/EBITDA multiples. We figure that if a valuation looks attractive to equity investors, it will also look attractive to potential acquirers. An EV/EBITDA analysis is consistent with UBS value calculations for steel companies globally. We do not believe that book value is a useful metric for comparison for post-bankruptcy assets. We also think that EV/ton is a highly flawed metric unless comparing companies with equal profitability per ton. When analyzing global companies, the correlation between EV/ton and EBITDA/ton yielded an R-squared of nearly 90%.

We calculate a forward 12-month EBITDA of $123M. Using a 5.5x EV/EBITDA, which is perhaps generous as it is the same multiple we use for U.S. Steel, we arrive at an implied EV of $677M. We then subtract net debt and tax-adjusted OPEB to arrive at an implied value of $17-$18. The share count should continue to rise by at least 200,000 shares per quarter when the company is profitable. Our $17 target is unchanged because we were previously using the high end of our estimate range, factoring in a “best-case” scenario, whereas now we are using a consistent multiple and blend of 2006E and 2007E EV/EBITDA.

Currently the share price reflects a 7.3x EV/EBITDA multiple on 2006E EBITDA, which is a hefty premium to peers at 5.5x-6x. WPSC’s EV/ton is a discount to peers at $268/ton, compared with $675/ton average for Nucor, US Steel, and Steel Dynamics. However, they are earning an average $98 EBITDA/ton vs WPSC at $23/ton. On an EV/ton to EBITDA/ton ratio, Wheeling-Pittsburgh looks expensive to peers.

The risk to our thesis is that there lacks a catalyst to prompt a correction, other than disappointing earnings and lack of an acquirer. In fact, Friday’s press release seemed to dispel a speculated bidding war for the company, and yet the stock was up 19%. It only corrected 6% after the company’s reported Q1 loss.

When do we change our view?

The most compelling catalyst for a better outlook for WPSC shares would be either: 1) an acquisition; or 2) the closure of the blast furnace in exchange for imported slab. While the latter is still a controversial strategy within the business, we’ve seen it successfully employed at Oregon Steel and other companies. Absent this sort of structural change in WPSC’s uncompetitive cost structure, we find it difficult to justify the current valuation.

Conclusions – Where’s the Buyer?

We and our Latin American Basic Materials Analyst Edmo Chagas do not think CSN would buy a 100% stake in Wheeling Pittsburgh before it can take advantage of CSN’s extra slab capacity, at earliest 2009, or until valuation corrects downward. CSN trades at a 5-5.5x EV/EBITDA versus WPSC at 7.3x. Furthermore, WPSC shares have appreciated by about $10 (63%) since initial speculation of CSN’s interest. We do not believe CSN is in a hurry to do an acquisition at this time.

UBS 4

Wheeling-Pittsburgh Corp. 9 May 2006

Current market speculation over a possible CSN acquisition reminds us of the December 2004 speculation over Severstal buying WPSC when the two companies entered into their coke joint venture. After the announcement the stock ran to $42 from $39, and in the following weeks declined to $36. Nearly a year-and-a-half later, Severstal does not appear to be interested in acquiring WPSC, despite its public stated interest in acquiring further North American sheet assets.

Table 2: Wheeling-Pittsburgh Q1 Summary

($Ms, except per share data)	Actual Q1 2006	Q1 2005	YoY % Change	UBS Est. Q1 2006	Actual Vs. UBS Est.	EPS Impact	Comments
Operating Statistics
Shipments	620.67	522.80	0.19	605.00	3%		More shipments than expected
Avg price per ton	$680.0	$739.0	-8.0%	$723.8	-6.0%
Avg costs per ton	($657.5)	($680.9)	-3.4%	($715.2)	-8.1%		Costs were $12/ton lower due to insurance recovery
Income Statement:
Total Net Sales	$437.0	$399.5	9.4%	$457.0	-4.4%
COGS	$416.4	$365.4	14.0%	$442.2	-5.8%

Gross Profit	20.6	34.1	-39.7%	14.8	38.7%		Better tons and lower costs, prices disappoint

Gross Margin	4.7%	8.5%	-383bp	3.2%	146bp
SG&A	$20.7	$19.3	6.9%	$18.3	13.0%		Some one-time outside contractor fees
SG&A margin	4.7%	4.8%	-11bp	4.0%	73bp
EBIT	($0.1)	$14.8	-100.7%	($3.5)	-97.2%
EBIT margin	0.0%	3.7%	-372bp	-0.8%	74bp
Depreciation & Amortization	$8.3	$9.5	-12.3%	$9.5	-12.4%
D&A as a % of Revenues	1.9%	2.4%	-47bp	2.1%	-17bp
EBITDA	$8.2	$24.2	-66.1%	$6.0	9.8%	$0.15
EBITDA margin	1.9%	6.1%	-419bp	1.3%	56bp
Interest Expense, net	($6.2)	($5.6)	10.2%	($6.0)	2.1%	($0.01)	Higher interest expense due to additional debt
Other Income. Minorities	$2.8	$3.0	-5.1%	$3.6	-22.3%	($0.06)
Pretax Income	(3.4)	12.2	-128.2%	(5.9)	-41.5%
Income Tax Expense	$0.0	($4.1)	-100.0%	$0.0	NA	$0.00	No tax paid on no profits
Tax Rate	0.0%	33.3%	-3334bp	0.0%	0bp

Net Income	(3.4)	8.1	-142.4%	(5.9)	-0.42
Net Margin	-1%	2%	-281bp	-1%	-38.8%

FD Reported EPS	(0.15)	0.56	-125.8%	(0.40)	-64%	$0.26	Roughly $0.50 benefit

FD Shares Outstanding	14.52	14.36	1.1%	14.50	0%		Share dilution upon profits in Q2

Cash Flows:
Operating Free Cash Flow	($54.7)	($88.6)	-38%	($61.6)	-11%
Cap Ex	(28.2)	(10.1)	178%	(12.0)	135%
Free Cash Flow	($82.9)	($98.7)	-16%	($73.6)	13%
FCF per share	($5.71)	($6.87)	-17%	($5.08)	12%
Balance Sheet:
Total Assets	$1,109.1	$1,011.3	10%	$1,105.9	0%
Net Debt	$385.1	$384.1	0%	$397.5	-3%
Net Debt to Capital	59.3%	56.0%	325bp	60.5%	-120bp
Shareholders Equity	$264.4	$301.3	-12%	$259.6	2%
Book Value/ Share	$18.22	$20.98	-13%	$17.91	2%

Source: Company document, UBS estimates

UBS 5

Wheeling-Pittsburgh Corp. 9 May 2006

•	Wheeling-Pittsburgh Corp.

Wheeling Pittsburgh is a small U.S. flat steel producer, with steel-making capacity of 2.8 million tons in 2005, according to company projections. Its product mix is about 29% commodity hot-rolled coil, 36% cold-rolled and galvanized sheet, 13% tin steel, and the remainder fabricated products. Major drivers for its products include industrial demand and construction activity. The company is replacing one blast furnace with an electric arc furnace, allowing it some flexibility with raw materials inputs and leaving it net long coke. Wheeling expects to sell about 275,000 tons of coke in 2005.

•	Statement of Risk

The potential risks in the metals sector may include, but are not limited to: the volatile nature of raw materials and finished product prices; trade flows of raw materials and finished products; and operational difficulties. Wheeling- Pittsburgh is particularly exposed to scrap steel, iron ore, and metallurgical coal prices. The company’s workforce is unionized, and could be subject to work stoppages as a consequence.

•	Analyst Certification

Each research analyst primarily responsible for the content of this research report, in whole or in part, certifies that with respect to each security or issuer that the analyst covered in this report: (1) all of the views expressed accurately reflect his or her personal views about those securities or issuers; and (2) no part of his or her compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed by that research analyst in the research report.

UBS 6

Wheeling-Pittsburgh Corp. 9 May 2006

Required Disclosures

This report has been prepared by UBS Securities LLC, an affiliate of UBS AG (UBS).

For information on the ways in which UBS manages conflicts and maintains independence of its research product; historical performance information; and certain additional disclosures concerning UBS research recommendations, please visit www.ubs.com/disclosures.

UBS Investment Research: Global Equity Ratings Definitions and Allocations

UBS rating	Definition	UBS rating	Definition	Rating category	Coverage[1]	IB services[2]
Buy 1	FSR is > 10% above the MRA, higher degree of predictability FSR is between -10% and 10% of the MRA,	Buy 2	FSR is > 10% above the MRA, lower degree of predictability FSR is between -10% and 10% of the MRA,	Buy	39%	35%
Neutral 1	higher degree of predictability FSR is > 10% below	Neutral 2	lower degree of predictability FSR is > 10% below	Hold/Neutral	50%	33%
Reduce 1	the MRA, higher degree of predictability	Reduce 2	the MRA, lower degree of predictability	Sell	11%	27%

1:	Percentage of companies under coverage globally within this rating category.

2:	Percentage of companies within this rating category for which investment banking (IB) services were provided within the past 12 months.

Source: UBS; as of 31 March 2006.

KEY DEFINITIONS

Forecast Stock Return (FSR) is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months.

Market Return Assumption (MRA) is defined as the one-year local market interest rate plus 5% (a proxy for the equity risk premium and not a forecast).

Predictability Level The predictability level indicates an analyst’s conviction in the FSR. A predictability level of ‘1’ means that the analyst’s estimate of FSR is in the middle of a narrower, or smaller, range of possibilities. A predictability level of ‘2’ means that the analyst’s estimate of FSR is in the middle of a broader, or larger, range of possibilities.

Under Review (UR) Stocks may be flagged as UR by the analyst, indicating that the stock’s price target and/or rating are subject to possible change in the near term, usually in response to an event that may affect the investment case or valuation.

Rating/Return Divergence (RRD) This qualifier is automatically appended to the rating when stock price movement has caused the prevailing rating to differ from that which would be assigned according to the rating system and will be removed when there is no longer a divergence, either through market movement or analyst intervention.

EXCEPTIONS AND SPECIAL CASES

US Closed-End Fund ratings and definitions are: Buy: Higher stability of principal and higher stability of dividends; Neutral: Potential loss of principal, stability of dividend; Reduce: High potential for loss of principal and dividend risk.

UK and European Investment Fund ratings and definitions are: Buy: Positive on factors such as structure, management, performance record, discount; Neutral: Neutral on factors such as structure, management, performance record, discount; Reduce: Negative on factors such as structure, management, performance record, discount.

Core Banding Exceptions (CBE): Exceptions to the standard +/-10% bands may be granted by the Investment Review Committee (IRC). Factors considered by the IRC include the stock’s volatility and the credit spread of the respective company’s debt. As a result, stocks deemed to be very high or low risk may be subject to higher or lower bands as they relate to the rating. When such exceptions apply, they will be identified in the Companies Mentioned table in the relevant research piece.

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Wheeling-Pittsburgh Corp. 9 May 2006

Companies mentioned

Company Name	Reuters	Rating	Price		Price date/time
CSN[3,18]	CSNA3.SA	Suspended		R$74.75	09 May 2006 19:55 EDT
Severstal4b,5	CHMF.RTS	Buy 2	US$	13.35	08 May 2006 23:40 BST
United States Steel[2,13,18]	X.N	Buy 2 (RRD)	US$	74.74	09 May 2006 19:55 EDT
Wheeling-Pittsburgh2,3,4a,5,18	WPSC.O	Reduce 2	US$	25.85	09 May 2006 19:55 EDT

Source: UBS. BST: British summer time; EDT: Eastern daylight time.

2.	UBS AG, its affiliates or subsidiaries has acted as manager/co-manager in the underwriting or placement of securities of this company or one of its affiliates within the past three years.

3.	UBS Securities LLC is acting as advisor to Wheeling Pittsburgh on the announced discussions regarding a strategic alliance with Companhia Siderurgica Nacional.

4a.	Within the past 12 months, UBS AG, its affiliates or subsidiaries has received compensation for investment banking services from this company/entity.

4b.	Within the past three years, UBS AG, its affiliates or subsidiaries has received compensation for investment banking services from this company/entity.

5.	UBS AG, its affiliates or subsidiaries expect to receive or intend to seek compensation for investment banking services from this company within the next three months.

13.	UBS AG, its affiliates or subsidiaries beneficially owned 1% or more of a class of this company’s common equity securities as of last month`s end (or the prior month’s end if this report is dated less than 10 days after the most recent month’s end).

18.	UBS Securities LLC makes a market in the securities and/or ADRs of this company.

Unless otherwise indicated, please refer to the Valuation and Risk sections within the body of this report.

Wheeling-Pittsburgh Corp. (US$)

Source: UBS; as of 9 May 2006.

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Wheeling-Pittsburgh Corp. 9 May 2006

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